CONSENT OF QUALIFIED PERSON

I, Kirk Hanson, P.E., consent to the public filing of the amended technical report titled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico – Amended” with an effective date of September 9, 2021 and dated May 15, 2023 (the “Amended Technical Report”) by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Amended Technical Report referenced in the news release dated May 31, 2023 (the “News Release”) of Endeavour Silver Corp.

I certify that I have read the News Release being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Amended Technical Report for which I am responsible.

Dated this 31st day of May, 2023

"signed"

__________________________________________________

Kirk Hanson, P.E.